                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------


(Mark One)
[X]                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1999

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period from           to

                         COMMISSION FILE NUMBER 1-14634

                                   ----------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Santa Fe International Corporation
                         Two Lincoln Centre, Suite 1100
                                5420 LBJ Freeway
                            Dallas, Texas 75240-2648

                              REQUIRED INFORMATION

ITEM 4.

         The financial statements listed in the accompanying table of contents on page 4 are filed as part of this Form 11-K.




EXHIBITS


23.1            Consent of Ernst & Young LLP, Independent Auditors

















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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Benefit Plans of Santa Fe International Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN



Dated: June 23, 2000           By:  /s/ C. Stedman Garber, Jr.
                               -------------------------------
                               C. Stedman Garber, Jr., Chairman of the
                               Administrative Committee for the Employee Benefit
                               Plans of Santa Fe International Corporation






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                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN




                                    CONTENTS





Report of independent auditors

Audited financial statements

Statements of net assets available for benefits at December 31, 1999 and 1998

Statement of changes in net assets available for benefits for the year ended December 31, 1999

Notes to financial statements

Supplemental schedule

Schedule H; Line 4i - Schedule of assets held for investment purposes at end of year at December 31, 1999






All other schedules for which provision is made in the applicable regulations of the Employee Retirement Income Act of 1974 have been omitted as the schedules are not required under the related instructions, are inapplicable, or the information required thereby is set forth in the financial statements or notes thereto.







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






                         Report of Independent Auditors





Administrative Committee
Santa Fe Investment Savings & Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of the Santa Fe Investment Savings & Profit Sharing Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                    /s/ ERNST & YOUNG LLP



May 8, 2000





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               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                          December 31,
                                                  ------------------------------
                                                     1999                1998
                                                  -----------        -----------
Investments at fair value                         $78,757,079        $69,966,411
                                                  -----------        -----------
Net assets available for benefits                 $78,757,079        $69,966,411
                                                  ===========        ===========

























                             See accompanying notes.
                                       -6-

               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                   December 31, 1999
                                                                  ------------------
Contributions from:
  Santa Fe International Corporation                              $        1,477,757
  Participants                                                             2,875,144

Interest and dividend income                                               3,227,971

Net appreciation in fair value  of investments                             9,433,435

Distribution in connection with terminations
  and withdrawals                                                         (8,197,273)

Administrative expenses                                                      (26,366)
                                                                  ------------------
  Net increase in net assets available for benefits                        8,790,668

Net assets available for benefits at beginning of year                    69,966,411
                                                                  ------------------
Net assets available for benefits at end of year                  $       78,757,079
                                                                  ==================















                            See accompanying notes.
                                      -7-

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

NOTE 1 - DESCRIPTION OF THE PLAN


General

     The Santa Fe Investment Savings & Profit Sharing Plan (the Plan), was established on April 1, 1986 as successor plan to the Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the Profit Sharing Plan), the Santa Fe Investment Savings Plan, and the Stock Bonus Plan for the Employees of the Santa Fe International Corporations. The Plan is offered primarily to U.S. citizen employees of Santa Fe International Corporation (Santa Fe or the Company) and certain affiliated companies. After December 31, 1998, employees may not actively participate in the Plan while actively participating in the U.K. Pension Scheme.

     Although it has not expressed any intention to do so, the Company may, by election of its Board of Directors, terminate the Plan. In the event of such termination, the assets of the Plan shall be distributed to the participants in proportion to their respective interests therein.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


Contributions

     An eligible employee may contribute either before-tax and/or after-tax an amount equal to but not less than 1% nor more than 15% of his monthly compensation and the Company must contribute an amount equal to 100% of the aggregate employee contributions, up to a maximum of 5% of the employee's monthly compensation, up to specified maximum amounts allowed by law.


Plan accounts

     A separate account (the Participant Account or Participant Directed Fund) is maintained for each participant in the Plan. The Participant Account includes each participant's individual contributions to the Plan and his proportionate share of Company contributions and the related investment earnings thereon less any distribution or his proportionate share of administrative expenses. In addition, the Participant Account also includes, if applicable, each participant's interest in the other employee benefit plans of the Company previously merged into the Plan, except as noted below with respect to the Company's contributions to the Profit Sharing Plan.

     An additional separate account (the Pension Offset Account or Non-Participant Directed Fund) is maintained for each participant in the Plan who was also a participant in the Profit Sharing Plan. The Pension Offset Account includes each participant's proportionate share of the Company's prior contributions to the Profit Sharing Plan and the related investment earnings thereon. In connection with the merger of the Profit Sharing Plan into the Plan, no further Company contributions will be made to a participant's Pension Offset Account. In the event a participant becomes eligible for retirement benefits under the Pension Plan for the Employees of the Santa Fe International Corporations (the Pension Plan), such benefits are initially funded through amounts in his Pension Offset Account and excess amounts, if any, are funded through the Pension Plan's net assets.


Vesting and distributions

     A participant's interest in his Participant and Pension Offset Account is fully vested. The participant has the right to withdraw all or a part of his interest in the after-tax portion of the Participant Account, except for voluntary in-service withdrawals. In the case of voluntary in-service withdrawals, Company contributions and earnings thereon are not available until two years have elapsed from the time such contributions are credited to the participant's account unless the employee has been a participant in the Plan for at least five years. In addition, contributions made on a pre-tax basis in

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

connection with the 401(k) option generally cannot be withdrawn, except in the case of serious financial hardships. Withdrawal of earnings on investments made under the 401(k) option after December 31, 1988 is not permitted in any case.

     Upon termination of employment, death or total disability, distribution of a participant's vested interest in the Plan is made as soon as practicable following submission of a completed withdrawal application.


Plan administration

     Vanguard Fiduciary Trust Company ("VFTC") became the Plan's trustee effective December 31, 1998. Prior to VFTC becoming the trustee, Wachovia Bank of North Carolina was the Plan's trustee.

     Participants may invest amounts in their Participant Account in mutual funds or Company ordinary shares. There is some risk associated with equity investments, as the value of the investment will increase or decrease depending on the overall performance of the stock or bond market. The Non-Participant Directed Fund is not subject to participant elections and is invested separately by the Plan's Administrative Committee or its representatives.

     Administrative expenses that are specifically identified with a particular Fund are charged to that Fund. Other expenses, such as recordkeeping, accounting, audit, insurance and legal fees, are proportionately allocated among the Funds.


Services provided by the Company

     Certain administrative and recordkeeping services incurred by the Company are paid by the Plan.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.


Investment valuation

     Investments in Company ordinary shares are valued daily at the closing price per share as listed on the New York Stock Exchange. Investments in mutual funds are valued daily on the basis of the net asset value of shares of the fund at the close of business.


Net investment income

     Dividend income is accrued on the ex-dividend date and interest is recorded on the accrual basis. Capital gain distributions are included in the financial statements as "Interest and dividend income". Net appreciation/(depreciation) in fair value of investments include both realized and unrealized gains and losses. Realized gains (losses) from security transactions are based on the average cost of the securities sold. Unrealized gains (losses) on investments are measured by the change in the difference between the market value and cost of the securities held at the beginning of the year and end of the year.


Income tax status

     The Plan has received a determination letter from the Internal Revenue Service dated May 19, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The

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
Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

     Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

NOTE 3 - INVESTMENTS

     At December 31, 1999, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:



                                                                         Non-Participant     Participant
                                                                          Directed Fund      Directed Fund       Total
                                                                         ---------------   ---------------  ---------------
Vanguard 500 Index Fund                                                    $         --     $ 26,026,864     $ 26,026,864
Vanguard Prime Money Market Fund                                                     57       17,478,381       17,478,438
Vanguard Asset Allocation Fund                                                9,200,681        5,631,373       14,832,054
Santa Fe ordinary shares                                                             --        7,693,001        7,693,001
Europacific Growth Fund                                                       1,580,530        4,814,180        6,394,710

At December 31, 1998, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:


                                                                         Non-Participant     Participant
                                                                          Directed Fun      Directed Fund        Total
                                                                         ---------------   ---------------  ---------------
Vanguard 500 Index Fund                                                    $         --     $ 22,509,177     $ 22,509,177
Vanguard Prime Money Market Fund                                                     55       16,841,267       16,841,322
Vanguard Asset Allocation Fund                                               10,032,824        6,354,840       16,387,664
Santa Fe ordinary shares                                                             --        4,340,783        4,340,783
Europacific Growth Fund                                                       1,153,635        3,062,094        4,215,729
Vanguard Total Bond Market Index Fund                                                --        3,961,340        3,961,340

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the year ending December 31, as follows:

                                                                                                                 1999
                                                                                                             ------------
Santa Fe ordinary shares                                                                                     $  3,355,232
Mutual funds                                                                                                    6,078,203
                                                                                                             ------------
  Net appreciation in fair value of investments                                                              $  9,433,435
                                                                                                             ============





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


NOTE 4 - NON-PARTICIPANT DIRECTED FUND

     Information about the net assets and the significant components of the changes in net assets relating to the non- participant directed fund is as follows:


                                                                                                December 31,
                                                                                -------------------------------------------
                                                                                      1999                       1998
                                                                                -----------------         -----------------
Net assets available for benefits:

 Mutual funds                                                                   $      10,781,268         $      11,186,514
                                                                                =================         =================



                                                                                                             Year Ended
                                                                                                         December  31, 1999
Changes in net assets available for benefits:                                                            ------------------

 Interest and dividend income                                                                             $         744,444

 Net appreciation in fair value of investments                                                                      351,283

 Distributions in connection with terminations and withdrawals                                                  (1,500,973)
                                                                                                          -----------------
                                                                                                          $       (405,246)
                                                                                                          =================

NOTE 5 - RELATED PARTY TRANSACTIONS

     The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

























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
























                              SUPPLEMENTAL SCHEDULE



























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
               SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                    SCHEDULE H; LINE 4i - SCHEDULE OF ASSETS
                   HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 1999

                                                                 (c)
                   (b)                             DESCRIPTION OF INVESTMENT INCLUDING                                 (e)
     IDENTITY OF ISSUE, BORROWER, LESSOR, OR         MATURITY DATE, RATE OF INTEREST,          (d)                   CURRENT
(a)           SIMILAR PARTY                        COLLATERAL, APR, OR MATURITY VALUE          COST                   VALUE
--   ---------------------------------------       -----------------------------------     ------------            ------------
 *     SANTA FE INTERNATIONAL CORPORATION          ORDINARY SHARES                         $  8,772,784            $  7,693,001

 *     VANGUARD FIDUCIARY TRUST COMPANY            PRIME MONEY MARKET FUND                   17,478,438              17,478,438

 *     VANGUARD FIDUCIARY TRUST COMPANY            500 INDEX FUND                            22,319,821              26,026,864

 *     VANGUARD FIDUCIARY TRUST COMPANY            TOTAL BOND MARKET INDEX FUND               4,069,894               3,846,719

 *     VANGUARD FIDUCIARY TRUST COMPANY            ASSET ALLOCATION FUND                     15,426,878              14,832,054

 *     VANGUARD FIDUCIARY TRUST COMPANY            EXTENDED MARKET INDEX FUND                 2,075,042               2,485,293

 *     VANGUARD FIDUCIARY TRUST COMPANY            EUROPACIFIC GROWTH FUND                    4,483,251               6,394,710
                                                                                           ------------            ------------
                                                                                           $ 74,626,108            $ 78,757,079
                                                                                           ============            ============

 * PARTY-IN-INTEREST














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                                 EXHIBIT INDEX




EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

23.1           Consent of Ernst & Young LLP, Independent Auditors